EXHIBIT 8.1

LIST OF SUBSIDIARIES

Subsidiaries

1.	Intermeccanica International Inc., a British Columbia, Canada, corporation;

2.	EMV Automotive USA Inc., a Nevada corporation;

3.	SOLO EV LLC, a Michigan corporation; and

4.	EMV Automotive Technology (Chongqing) Inc., a PRC corporation.